PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED

OCTOBER 31, 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the period ended October 31, 2007.

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	October 31, 2007	January 31, 2007

ASSETS
Current
Cash and cash equivalents	$ 5,100,440	$ 3,960,047
Receivables	87,761	136,690
Prepaids and deposits	140,377	134,154

	5,328,578	4,230,891

Mineral property interests (Note 3)	4,832,500	4,832,500
Deferred exploration costs (Note 4)	11,844,481	9,445,857
Property and equipment (Note 5)	37,670	49,643
Reclamation deposits	118,600	118,600

	$ 22,161,829	$ 18,677,491

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 730,458	$ 440,415
Amounts owing to related parties (Note 6)	29,805	42,451

	760,263	482,866

Shareholders’ equity
Capital stock (Note 7)	36,083,746	32,080,329
Share subscriptions received	47,000	-
Contributed surplus	2,063,325	1,218,149
Deficit	(16,792,505)	(15,103,853)

	21,401,566	18,194,625

	$ 22,161,829	$ 18,677,491

Basis of presentation (Note 1)

Contingency (Note 11)

Subsequent events (Note 12)

On behalf of the Board:

“Gregory Anderson”	“Ruth Swan”
Gregory R. Anderson, CEO/Director	Ruth Swan, CFO

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

ADMINISTRATION EXPENSES
Amortization	$ 3,578	$ 3,585	$ 10,732	$ 10,755
Consulting fees	15,524	4,344	15,974	6,469
Directors fees	1,500	3,000	10,500	10,500
Filing and transfer agent fees	48,524	9,150	80,635	60,051
Foreign exchange loss(gain)	1,642	3,378	58,363	45,075
Investor relations fees	63,645	72,517	346,738	247,840
Office and miscellaneous	39,954	15,289	78,149	62,462
Office rent	17,266	17,349	52,603	50,485
Professional fees	43,371	17,068	99,238	75,241
Salaries and benefits	15,093	-	39,561	3,114
Shareholder information and promotion	16,448	9,868	48,337	105,752
Stock-based compensation (Note 7)	353,467	116,241	919,843	397,415
Telephone	3,963	3,891	12,811	12,337
Travel	20,322	5,372	66,112	41,621
Gain on settlement of debt	-	(50,000)	-	(50,000)

Loss before other income	644,297	231,052	1,839,596	1,079,117

Interest income	(56,500)	(46,026)	(150,944)	(95,261)

Loss and comprehensive loss for the period	587,797	185,026	1,688,652	983,856

Deficit, beginning of period	16,204,708	14,537,019	15,103,853	13,738,189

Deficit, end of period	$ 16,792,505	$ 14,722,045	$ 16,792,505	$ 14,722,045

Basic and diluted loss per common share	$ 0.06	$ 0.02	$ 0.18	$ 0.12

Weighted average number of common shares outstanding	9,605,037	8,700,211	9,327,266	7,928,750

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
		Restated		Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (587,797)	$ (185,026)	$ (1,688,652)	$ (983,856)
Item not affecting cash:
Amortization	3,578	3,585	10,732	10,755
Loss on asset disposal	-	-	-	3,786
Gain on settlement of debt	-	(50,000)	-	(50,000)
Stock-based compensation	353,467	116,241	919,843	397,415
Changes in non-working capital items:
(Increase)decrease in receivable	72,614	(36,981)	48,929	(42,385)
(Increase)decrease in prepaids and deposits	(78,568)	(56,487)	(6,223)	(76,237)
Increase(decrease) in accounts payable and accrued liabilities	(33,851)	168,379	14,752	(48,968)
Increase(decrease) in accounts payable to related parties	18,491	(6,556)	(17,947)	(895)

Net cash used in operating activities	(252,066)	(46,845)	(718,566)	(790,385)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(1,050,471)	(450,667)	(2,116,219)	(1,570,133)
Proceeds from sale of equipment	-	-	-	467
Property and equipment additions	-	-	(572)	(11,655)

Net cash used in investing activities	(1,050,471)	(450,667)	(2,116,791)	(1,581,321)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	478,700	350,625	3,928,750	8,123,075
Share subscriptions	47,000	-	47,000	-
Repayment of long term debt	-	(1,450,000)	-	(1,450,000)

Net cash provided by (used in) financing activities	525,700	(1,099,375)	3,975,750	6,673,075

Change in cash and cash equivalents during the period	(776,837)	(1,596,887)	1,140,393	4,301,369

Cash and cash equivalents, beginning of period	5,877,277	6,283,002	3,960,047	384,746

Cash and cash equivalents, end of period	$ 5,100,440	$ 4,686,115	$ 5,100,440	$ 4,686,115

Supplemental disclosures with respect to cash flows (Note 9)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

1.	BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Pacific Booker Minerals Inc. (the “Company”).

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The ability of the Company to realize the costs it has incurred to date on its properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	October 31, 2007	January 31, 2007

Working capital	$ 4,568,315	$ 3,748,025
Deficit	(16,792,505)	(15,103,853)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

1.	BASIS OF PRESENTATION (cont’d…)

RESTATEMENT

The Company determined that it must amend the accounting treatment on the statements of cash flows for the three and nine month periods ending October 31, 2006 in regards to mineral property amounts that were included in accounts payable and in accounts payable to related parties.  These amounts were initially recognized as an investing activity instead of as a non-cash investing activity.  Additional supplemental disclosure with respect to cash flows is disclosed in Note 9 with respect to these non-cash items.

In addition, the Company has amended the statements of cash flow to properly reflect the retirement of $1,500,000 of long term debt through a cash repayment of $1,450,000 and a gain on settlement of $50,000 from an early payment discount.

The effect of this restatement is as follows:

	Three Month	Nine Month
	Period Ended	Period Ended
	October 31,	October 31,
	2006	2006

Net cash used in operating activities
- originally filed	$ 3,155	$ (994,259)
- as restated	(46,845)	(790,385)

Net cash used in investing activities
- originally filed	$ (450,667)	$ (1,327,447)
- as restated	(450,667)	(1,581,321)

Net cash provided by financing activities
- originally filed	$ (1,149,375)	$ 6,623,075
- as restated	(1,099,375)	6,673,075

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for the impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued;  ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or  iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost recoveries consist of mining tax credits from the Province of British Columbia.  Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia.  As at October 31, 2007 and January 31, 2007, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company has determined that there are no asset retirement obligations at October 31, 2007.

Adoption of new accounting pronouncements

The Company has adopted certain new accounting policies as described in Note 13 under Canadian pronouncements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”) and the Company’s stock option plan.  The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended October 31, 2007 do not include the 1,688,400 (2006 – 2,259,680) warrants outstanding and the 1,577,827 (2006 – 1,417,000) stock options outstanding.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

3.	MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

	Balance		Balance
	January 31,		October 31,
	2007	Additions	2007
Canada
Morrison claims	$ 4,832,500	$ -	$ 4,832,500

	$ 4,832,500	$ -	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

3.	MINERAL PROPERTY INTERESTS (cont’d...)

Hearne Hill claims

The Company holds a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).   The Company earned its 100% interest through an option agreement and is required to pay advance royalty payments of $100,000 per annum. The royalty payments may offset any net smelter royalty obligations.  The optionor retains a 4% net smelter returns ("NSR") royalty which may be acquired by the Company for a cash payment of $2,000,000.  During the year ended January 31, 2006, management decided to write off the property to operations.  The Hearne Hill claims are currently subject to a legal claim (Note 11).

Morrison claims

On April 19, 2004, the Company and Falconbridge Limited (“Falconbridge”) signed an agreement whereby Falconbridge agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 to Falconbridge (paid), issue 250,000 common shares to Falconbridge (issued) and issue 250,000 share purchase warrants to Falconbridge exercisable at $4.05 per share until June 5, 2006 (issued).

ii)	pay $1,000,000 to Falconbridge on or before October 19, 2005 (paid);

iii)	pay $1,500,000 to Falconbridge on or before April 19, 2007 (paid); and

iv)	issue 250,000 common shares to Falconbridge on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

4.	DEFERRED EXPLORATION COSTS

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

Morrison claims
Exploration
Geological and geophysical	$ -	$ 1,140	$ 13,500	$ 1,140
Camp and general	4,500	4,500	-	13,500
Assay	-	-	-	1,400
Staking/Recording	-	1,632	-	7,048
Travel	-	38		38
Amortization	604	863	1,813	2,591
Community Consultation
Geological and geophysical	70	-	105	255
Subcontracts and labour	2,660	750	7,070	14,062
Travel	3,000	25	10,258	7,616
Promotion/Education	8,543	-	10,169	10,067
Environmental
Geological and geophysical	11,202	240	67,000	80,490
Supplies and general	-	26,984	11,628	39,113
Subcontracts and labour	16,773	16,081	48,915	44,377
Assay	4,327	10,447	61,253	32,508
Travel	-	-	1,057	2,194
Geotechnical/Hydrological
Geological and geophysical	-	12,729	-	155,943
Supplies and general	-	-	-	385
Marketing
Subcontracts and labour	7,500	-	7,500	-
Metallurgical
Geological and geophysical	83,294	-	424,990	16,410
Supplies and general	-	-	561	-
Subcontracts and labour	2,281	-	14,250	-
Assay	-	-	6,361	-
Travel	176	-	2,458	-
Scoping/Feasibility study
Geological and geophysical	450,978	262,503	1,237,038	459,800
Drilling	142,904	-	142,904	404,416
Supplies and general	40,646	(4,256)	71,116	112,285
Subcontracts and labour	48,353	54,082	167,356	194,147
Assay	-	-	55,917	13,692
Travel	11,498	6,637	35,405	17,366
	839,309	394,395	2,398,624	1,630,843

Total costs for the period	839,309	394,395	2,398,624	1,630,843

Balance, beginning of period	11,005,172	8,374,131	9,445,857	7,137,683

Balance, end of period	$ 11,844,481	$ 8,768,526	$ 11,844,481	$ 8,768,526

5.	PROPERTY AND EQUIPMENT

October 31, 2007	January 31, 2007

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Trailers	$ 25,000	$ 24,674	$ 326	$ 25,000	$ 24,580	$ 420
Automobile	12,840	6,919	5,921	12,840	5,200	7,640
Office furniture and equipment	50,528	36,586	13,942	50,528	34,125	16,403
Computer equipment	59,099	41,618	17,481	58,527	33,347	25,180

	$ 147,467	$ 109,797	$ 37,670	$ 146,895	$ 97,252	$ 49,643

6.	AMOUNTS OWING TO RELATED PARTIES

Amounts owing to directors and former directors consists of services rendered of $29,805 (January 31, 2007 - $42,451).  These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

7.	CAPITAL STOCK

a)

In February 2007, the Company issued 37,000 common shares at a price of $4.15 per share on exercise of warrants for total proceeds of $153,550 and 12,000 common shares at a price of $4.00 per share on exercise of warrants for total proceeds of $48,000.

b)	In March 2007, the Company issued 185,000 common shares at a price of $4.15 per share on exercise of warrants for total proceeds of $767,750.

c)

In April 2007, the Company issued 44,500 common shares at a price of $4.00 per share on exercise of warrants for total proceeds of $178,000 and 72,500 common shares at a price of $4.50 per share on exercise of warrants for total proceeds of $326,250 and 3,000 common shares at a price of $6.00 per share on exercise of warrants for total proceeds of $18,000 and issued 28,000 common shares at a price of $5.00 per share on exercise of options for total proceeds of $140,000 and 40,000 common shares at a price of $3.87 per share on exercise of options for total proceeds of $154,800.

d)

In May 2007, the Company issued 39,500 common shares at a price of $4.00 per share on exercise of warrants for total proceeds of $158,000 and 27,000 common shares at a price of $4.50 per share on exercise of warrants for total proceeds of $121,500 and 2,200 common shares at a price of $6.00 per share on exercise of warrants for total proceeds of $13,200 and issued 10,000 common shares at a price of $4.00 per share on exercise of options for total proceeds of $40,000 and 5,000 common shares at a price of $6.20 per share on exercise of options for total proceeds of $31,000.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

7.	CAPITAL STOCK (cont’d...)

d)	In July 2007, the Company issued 260,000 common shares at a price of $5.00 per share on exercise of options for total proceeds of $1,300,000.

e)

In August 2007, the Company issued 10,000 common shares at a price of $4.50 per share on exercise of warrants for total proceeds of $45,000 and issued 10,000 common shares at a price of $4.00 per share on exercise of options for total proceeds of $40,000.

f)

In October 2007, the Company issued 51,550 common shares at a price of $4.00 per share on exercise of warrants for total proceeds of $206,200 and 35,000 common shares at a price of $4.50 per share on exercise of warrants for total proceeds of $157,500 and 5,000 common shares at a price of $6.00 per share on exercise of warrants for total proceeds of $30,000.

Stock transactions are summarized as follows:

	for the nine months ending October 31, 2007
	Number of shares--Issued & Outstanding	Value

Outstanding, beginning of period	8,810,939	$ 32,080,329
Private placements	-	-
Options exercised	353,000	1,705,800
Contributed surplus reclassified	-	74,667
Warrants exercised	524,250	2,222,950

Outstanding, end of period	9,688,189	$ 36,083,746

Stock options

On July 3, 2007, the Company granted 340,000 stock options at an exercise price of $11.00 for a period of five years.

On July 30, 2007, the Company granted 131,827 stock options at an exercise price of $11.55 for a period of five years.

On April 20, 2006, the Company granted 105,000 stock options at an exercise price of $6.20 for a period of five years.

On June 27, 2006, the Company granted 216,000 stock options at an exercise price of $5.25 for a period of five years.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

7.	CAPITAL STOCK (cont’d...)

Stock options (cont’d...)

Stock options transactions are summarized as follows:

	for the nine months ending October 31, 2007
	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	1,471,500	$ 4.70
Granted	471,827	11.15
Cancelled	(12,500)	6.72
Exercised	(353,000)	4.83

Outstanding, end of period	1,577,827	$ 6.58

Options exercisable, end of period	1,111,832	$ 5.19

Weighted average fair value per option granted		$ 3.99

The following stock options were outstanding at October 31, 2007:

Number of Options Outstanding	Number currently Exercisable	Exercise Price	Expiry Date

240,000	240,000	$ 3.87	October 13, 2009
465,000	465,000	$ 4.00	October 4, 2010
90,000	78,125	$ 6.20	April 20, 2011
216,000	162,000	$ 5.25	June 27, 2011
100,000	50,000	$ 7.00	November 29, 2011
335,000	83,750	$ 11.00	July 3, 2012
131,827	32,957	$ 11.55	July 30, 2012

Stock-based compensation

The fair value of stock options granted during the period ended October 31, 2007 was $1,881,866 (2006 – $661,531) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the period ended October 31, 2007 was $919,843 (2006 – $397,415) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

Total stock-based compensation reclassified to share capital on exercise of options during the period ended October 31, 2007 was $74,667 (2006 – $nil).

7.	CAPITAL STOCK (cont’d...)

Stock-based compensation (cont’d...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	July 30, 2007	July 3, 2007

Risk-free interest rate	4.61%	4.61%
Expected life of options	3 years	3 years
Annualized volatility	40.75%	45.04%
Dividends	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	for the nine months ending October 31, 2007
	Number of Warrants	Weighted Average Exercise Price

Balance, beginning of period	2,212,650	$ 4.69
Exercised	(524,250)	4.24
Expired	-

Balance, end of period	1,688,400	$ 4.82

The following share purchase warrants were outstanding and exercisable at October 31, 2007:

Number of Warrants	Exercise Price	Expiry Date

372,900	$ 4.00	December 2, 2007(exercised subsequent)
825,700	$ 4.50	April 11, 2008 (29,000 exercised subsequent)
489,800	$ 6.00	July 28, 2008

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

8.	RELATED PARTY TRANSACTIONS

For the nine month period ended October 31, 2007:

	a)	The Company paid or accrued $197,738 (2006 - $91,200) to a director for investor relations activities.

	b)	The Company paid or accrued $149,000 (2006 - $87,500) to a director for investor relations activities.

	c)	The Company paid or accrued $58,500 (2006 - $57,550) to a director for project management services which have been capitalized to subcontracts on the Morrison claims.

	d)	The Company paid or accrued $18,330 (2006 - $13,520) to the spouse of a director for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

	e)	The Company paid $21,510 (2006 - $22,538) to an officer of the Company for accounting and management services.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine month period ended October 31, 2007 were as follows:

a)	The Company recorded $461,354 of deferred exploration expense as accounts payable and $7,236 of deferred exploration expense as owing to related parties.

b)	The Company recorded $1,813 of amortization expense on property and equipment as deferred exploration costs.

c)	The Company recorded $74,667 of contributed surplus to share capital on exercise of options.

The significant non-cash transactions for the nine month period ended October 31, 2006 were as follows:

a)	The Company completed a private placement of 970,200 units for total proceeds of $3,880,800, of which $280,000 was received prior to January 31, 2006.

b)	The Company recorded $218,835 of deferred exploration expense as accounts payable and $4,612 of deferred exploration expense as owing to related parties.

c)	The Company recorded $2,591 of amortization expense on property and equipment as deferred exploration costs.

d)	The Company expended exploration advances of $89,013 to deferred exploration costs.

10.	SEGMENTED INFORMATION

All of the Company’s assets and operations are in the Canadian resource sector.

11.	CONTINGENCY

During the year ended January 31, 2007, an optionor of the Hearne Hill property (Note 3) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also includes a claim for the return of the Morrison property.  The Company is of the view that the optionor has no right whatsoever to the Morrison property. Management of the Company is vigorously defending the action and has filed a Statement of Defense and a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.  During the current period, the Company was advised that the application by the optionors of the Hearne Hill property to include the company’s Morrison property as part of their claim has been dismissed by the Supreme Court of British Columbia.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

12.	SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company 401,900 common shares on exercise of warrants for total proceeds of $1,622,100.  The Company has not granted any stock options or issued any other stock or announced any private placements.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these interim financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Restatement

The Company has also amended the originally filed United States GAAP reconciliations for the Statements of Cash Flows to take into consideration the items restated under Canadian GAAP as outlined in Note 1.  Although the Canadian GAAP restatement has resulted in certain changes to specific items disclosed within operating or investing activities, there has been no change to net cash used in operating and investing activities under United States GAAP for the periods presented.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

October 31, 2007	January 31, 2007

	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 5,328,578	$ -	$ 5,328,578	$ 4,230,891	$ -	$ 4,230,891
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	11,844,481	(11,844,481)	-	9,445,857	(9,445,857)	-
Property and equipment	37,670	-	37,670	49,643	-	49,643
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$ 22,161,829	$ (11,984,481)	$ 10,177,348	$ 18,677,491	$ (9,585,857)	$ 9,091,634

Current liabilities	$ 760,263	$ -	$ 760,263	$ 482,866	$ -	$ 482,866
Shareholders’ equity	21,401,566	(11,984,481)	9,417,085	18,194,625	(9,585,857)	8,608,768

	$ 22,161,829	$ (11,984,481)	$ 10,177,348	$ 18,677,491	$ (9,585,857)	$ 9,091,634

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

Loss for the period, Canadian GAAP	$ (587,797)	$ (185,026)	$ (1,688,652)	$ (983,856)
Adjustments:
Deferred exploration costs	(839,309)	(394,395)	(2,398,624)	(1,630,843)
Contributed executive services	(9,750)	(9,750)	(29,250)	(29,250)

Loss for the period, United States GAAP	$ (1,436,856)	$ (589,171)	$ (4,116,526)	$ (2,643,949)

Basic and diluted loss per common share, United States GAAP	$ (0.15)	$ (0.07)	$ (0.44)	$ (0.33)

Weighted average number of common shares outstanding, United States GAAP	9,605,037	8,700,211	9,327,266	7,928,750

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
		Restated		Restated

Cash flows used in operating activities, Canadian GAAP	$ (252,066)	$ (46,845)	$ (718,566)	$ (790,385)
Amortization	604	863	1,813	2,591
Deferred exploration costs (net of recovery)	(1,051,075)	(451,530)	(2,118,032)	(1,661,737)
Exploration advances	-	-	-	89,013

Cash flows used in operating activities, United States GAAP	(1,302,537)	(497,512)	(2,834,785)	(2,360,518)

~continued~

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of cash flows (cont’d...)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
				Restated
~continued~

Cash flows used in investing activities, Canadian GAAP	(1,050,471)	(450,667)	(2,116,791)	(1,581,321)
Deferred exploration costs (net of recovery)	1,050,471	450,667	2,116,219	1,570,133

Cash flows used in investing activities, United States GAAP	-	-	(572)	(11,188)

Cash flows provided by (used in) financing activities, Canadian GAAP and United States GAAP	525,700	(1,099,375)	3,975,750	6,673,075

Change in cash and cash equivalents during the period	(776,837)	(1,596,887)	1,140,393	4,301,369

Cash and cash equivalents, beginning of period	5,877,277	6,283,002	3,960,047	384,746

Cash and cash equivalents, end of period	$ 5,100,440	$ 4,686,115	$ 5,100,440	$ 4,686,115

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Flow-through shares

Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the period ended October 31, 2007, the Company issued flow-through shares for total proceeds of $ nil (2006 - $ nil).

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  Effective February 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the nine month periods ended October 31, 2007 and 2006.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $29,250 and $29,250 for the nine months ended October 31, 2007 and 2006, respectively.

New accounting pronouncements

In July 2006, FASB issued Financial Instrument No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes.  FIN 48 specifies how tax benefits for uncertain tax positions are to he recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New accounting pronouncements (cont’d...)

In September 2006, FASB issued SFAS No. 157 ("SFAS 157”), "Fair Value Measurements."  Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, for fiscal years beginning on or after October 1, 2006:

CICA Handbook Section 1530:  “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251:  “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855:  “Financial Instruments - Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.  The adoption of this new standard by the Company is not expected to have a material impact.

The following accounting standard is effective for fiscal years beginning on or after January 1, 2007:

CICA Handbook Section 1506: “Accounting Changes” states that an entity shall change an accounting policy only if the change is required by a primary source of GAAP or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows.  The adoption of this new standard by the Company is not expected to have a material impact.